FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA Annual General Meeting: resolutions passed

GENERAL MEETING OF SHAREHOLDERS OF

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

HELD ON 28 FEBRUARY 2004

RESOLUTIONS PASSED

First resolution.-

1.- To approve, in accordance with the terms of the legal documentation, the Annual Accounts (Balance Sheet, Income Statement and the Annual Report) plus the Management Report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2003, as well as the Annual Accounts (Balance Sheet, Income Statement and Annual Report) and Management Report for the consolidated BBVA Group corresponding to the same financial year.

2.- To approve the application of the 2003 earnings of Banco Bilbao Vizcaya Argentaria, S.A., to the amount of 1,460,336,920.95 EUROS (one billion, four-hundred and sixty million, three-hundred and thirty-six thousand, nine-hundred and twenty euros, ninety-five cents), distributed in the following manner:

•	The sum of 1,249,437,184.51 EUROS (one billion, two-hundred and forty-nine million, four-hundred and thirty-seven thousand, one-hundred and eighty-four euros, fifty-on cents) shall be used to pay dividends, of which 862,880,051.61 EUROS (eight-hundred and sixty-two million, eight-hundred and eighty thousand, fifty-one euros, sixty-one cents) have already been paid out in the first, second and third interim dividends to the 2003 account. Thus, the remaining 386,557,132.90 EUROS (three-hundred and eighty-six million, five-hundred and fifty-seven thousand, one-hundred and thirty-two euros, ninety cents) shall be used to settle the equalising dividend for 2003 of 0.114 EUROS (one-hundred and fourteen thousandths of a euro) per share, which shall be paid out to the shareholders on 10th April 2004.

•	The sum of 210,899,736.44 EUROS (two-hundred and ten million, eight hundred and ninety-nine thousand, seven-hundred and thirty-six euros forty-four cents) shall be used for the provision of the Bank’s voluntary reserves.

To resolve that the sums paid as interim dividends plus the sum destined to the equalising dividend constitute the total amount of the dividend from the financial year for the Banco Bilbao Vizcaya Argentaria, S.A., ratifying the resolutions adopted by the Bank’s Board of Directors according to which the aforementioned sums were paid out as interim dividends.

3.- To approve the management of the Board of Directors of the Banco Bilbao Vizcaya Argentaria, S.A. in 2003.

4.-To authorise the Chairman, Mr. Francisco González Rodríguez, and the Company Secretary and Board Member, Mr. José Maldonado Ramos, severally, to deposit the Annual Accounts, Management Reports and Audit Reports corresponding to the Bank and its consolidated Group, as well as to issue the certificates referred to in Article 218 of the Spanish Companies Act (Ley de Sociedades Anónimas) and in Article 366 of the Mercantile Registry Regulations (Reglamento del Registro Mercantil).

Second resolution.-

The GSM shall be informed of the use of authority to increase share capital conferred to the Board of Directors by the Company’s GSM, 9th March 2002, under Agenda Item Third, on the basis of reports drawn up to such end by the directors and the auditor of accounts appointed by the Mercantile Registry. It is proposed the following resolutions be adopted:

1.- To annul, insofar as unused, the resolution adopted by the GSM, 9th March 2003, under Agenda Item Three, authorising the Board of Directors to increase the share capital.

2.- To confer on the Board of Directors the authority to increase the Share Capital, within the legal period of five years. This increase may be effected on one or several occasions, to the amount it decides, up to a maximum of 50% of the Bank’s Share Capital on the date of this authorisation, by issuing new ordinary, privileged or of any other kind of shares permitted by Law, including redeemable shares, up to the legal limit, with or without premium, with or without vote. The Board of Directors shall be able to establish the terms and conditions of the capital issue, amongst others, determining the nominal value of the shares to be issued, payable in cash; the characteristics of the shares and any possible privileges they confer; the attribution of redemption rights and their conditions, as well as the exercise of such rights by the Company.

To confer on the Board of Directors the authority to exclude the right of preferential subscription regarding share issues that are made under authority, when the circumstances envisaged in art. 159.2 and similar in the Spanish Companies Act occur. The nominal value of the shares to be issued shall always correspond with the fair price of the shares and be justified on the grounds of corporate interests, in compliance with legal requirements. Also, the authority to issue convertible bonds with a fixed conversion ratio and, should their holders be affected by the exclusion of the preferential subscription right, to establish a formula to adjust this ratio to offset possible dilution of the amount of the conversion rights.

Likewise, to empower the Board of Directors to freely offer shares not subscribed within the preferential subscription deadline(s), to establish that, in the event of incomplete subscription of capital, the capital shall be increased by the amount of the subscriptions effected, in accordance with article 161.1 of the Spanish Companies Act, and to re-write article 5 of the Company Bylaws.

All this, in accordance with any provisions of laws and bylaws that may be applicable at any time, and conditional on obtaining necessary authorisations.

3.- To apply for shares issued under the above resolution to be listed in the Spanish continuous trading system (Sistema de Interconexión Bursátil - Mercado Continúo) at the Bilbao, Madrid, Barcelona and Valencia stock exchanges, and to make similar applications to foreign securities exchanges on which the Bank’s shares are listed at the time of implementing each capital increase. This may require compliance with the applicable regulations, to which effect the company’s Board of Directors is authorised, with express powers of substitution by the Executive Committee and/or one or several of the company’s Directors or authorised officers, to issue such documents and take such steps as may be necessary therefor, including any action, statement or arrangement before the competent authorities of the United States of America for accepting shares represented by American Depositary Shares (ADSs) for trading.

In compliance with article 27, part b) of the Commodities Exchange Regulations (Reglamento de las Bolsas de Comercio) approved under decree 1506/1967, 30th June, the company is expressly declared to be subject to existing standards or standards that may be laid down in the future regarding securities exchanges, and especially regarding trading, official listings and delistings.

4.- Likewise, to authorise the Board of Directors, in compliance with article 141 of the Spanish Companies Law (Ley de Sociedades Anónimas), to pass on to the Executive Committee the powers delegated to it by the Shareholders Meeting regarding the earlier resolutions, with express authority for substitution by the Chairman of the Board, the COO or any other Director or proxy of the Bank.

Third resolution.-

Annulling, insofar as unused, the authorisation conferred by the BBVA General Shareholders Meeting of 9th March 2002 under agenda item Four, to authorise the Board of Directors to issue, conditional on compliance with applicable legal provisions and obtaining due permits, in the maximum legal period of five years, on one or several occasions, directly or through subsidiary nominee companies with full bank guarantee, all kinds of debt instruments, documented by obligations, bonds of any kind, promissory notes, debentures of any kind, warrants totally or partially exchangeable for shares already issued in the Company or any other company, or payable by differences, or any other fixed-yield nominal or bearer securities, in euros or other currency, that may be subscribed in cash or in kind, simple or with any kind of guarantee, including a mortgage guarantee, with or without the incorporation of rights (warrants), subordinate or not, for a fixed or open tenor, totally or partially exchangeable for shares already issued in the Company or any other company, to a maximum sum of SEVENTY ONE BILLION, SEVEN HUNDRED AND FIFTY MILLION (71,750,000,000) EUROS.

Likewise, to authorise the Board of Directors to establish and determine, in the manner it deems proper, the other conditions inherent to the issue, with regard to the interest rate (fixed, floating or indexed), issue price, par value of each certificate, its representation in simple or multiple certificates or by book entries, form and date of redemption, and any other aspects related to the issue. Also, to authorise the Board of Directors to request listing of the securities issued on the Official Commodities Exchanges and other competent bodies, subject to the standards for admission, listing and de-listing, putting up such guarantees or commitments as required under prevailing legal provisions, and to determine any extremes not envisaged hereunder.

Likewise, to authorise the Board of Directors, in compliance with article 141 of the Spanish Companies Law (Ley de Sociedades Anónimas), to pass on the powers delegated to them by the Shareholders Meeting regarding the earlier resolutions to the Executive Committee, with express authority for substitution by the Chairman of the Board, the COO or any other Director or proxy of the Bank.

Fourth resolution.-

1.- To amend article 24 of the Company Bylaws in order to adapt them to the new article 106 of the Spanish Companies Act (Ley de Sociedades Anónimas), such that article 24 of the Bylaws will read as follows:

“Article 24. Proxy at the GSM.

Any shareholders entitled to attend may be represented at the GSM by another shareholder, using the delegation form established by the Company for any GSM the data of which will be included on the attendance form. No shareholder may be represented at the GSM by more than one representative.

Likewise, authorisation may only be conferred by means of remote communication that comply with the requirements established by Law.

Proxies conferred by holders in trust or in agency may be rejected.

2.- To amend article 29 of the Company Bylaws in order to adapt them to the new article 112 of the Spanish Companies Act (Ley de Sociedades Anónimas), such that article 29 of the Bylaws will read as follows:

“Article 29. Shareholders’ right to information

Until the seventh day before the GSM is to be held, shareholders may ask the Board of Directors about matters covered by the Agenda, requesting any information or clarification from it that they deem necessary, or formulate in writing any questions they deem pertinent. Shareholders may also request information or clarification or formulate questions in writing regarding information accessible to the public that the Company may have furnished to the CNMV since the last GSM was held.

The Directors are obliged to facilitate the information requested according to the provisions of the previous paragraph, in writing, until the day on which the GSM is held.

During the GSM, Company shareholders may verbally request any information or clarification they deem advisable regarding matters covered on the Agenda. Should it not be possible to satisfy the shareholders request there and then, the Directors are obliged to facilitate the information in writing, within seven days after the end of the GSM.

The Directors are obliged to provide the information requested under this Article, except when the Chairman deems that making the information public is detrimental to the Company’s best interests, in accordance with the Regulations on the GSM.

Information may not be denied when the request is supported by shareholders representing at least one fourth of the share capital.”

3.- To amend article 31 of the Company Bylaws in order to adapt them to the new article 105.4 of the Spanish Companies Act (Ley de Sociedades Anónimas), such that article 31 of the Bylaws will read as follows:

“Article 31. Adopting resolutions

In the ordinary and extraordinary GSMs, resolutions shall be adopted with the majorities required under the Spanish Companies Act.

Each shareholder attending the GSM shall have one vote for each action owned or represented, whether or not paid up.

However, shareholders who have not paid the amount due on any call shall not be entitled to vote. This limitation shall only refer to the shares called but not paid up, or shares without voting rights.

Shareholders may delegate or exercise their voting rights on proposals regarding Agenda items for any kind of GSM by post, e-mail or any other remote means of communication, provided the voter’s identity is duly guaranteed.

4.- To amend Article 34 of the Corporate Bylaws in order to adjust the maximum number of seats on the Board of Directors, such that Article 34 of the Bylaws will read as follows:

“Article 34. Number and election.

The Board of Directors shall be made up of a minimum of nine members, and a maximum of sixteen, elected by the General Shareholders Meeting, with the exception contained in article 37 of these Bylaws.

The GSM shall determine the exact number of Directorships, within the stipulated limits.

5.- To amend article 35 of the Company Bylaws in order to eliminate the requirements for directorships, such that article 35 of the Bylaws shall read as follows:

“Article 35. Requirements for Directorships.

To sit on the Board of Directors requires members not to be affected by circumstances of incompatibility or prohibition as defined by law.”

6.- To amend Article 37 of the Company Bylaws in order to make them coherent with the amendment proposed to article 35, above, such that Article 37 of the Bylaws will read as follows:

“Article 37. Vacancies.

If during the term for which they were appointed, seats fall vacant, the Board of Directors may coopt people to fill them from amongst shareholders. Their appointment shall be submitted to the first GSM held after the cooption.”

7.- To amend article 38 of the Company Bylaws in order to eliminate the requirements for Chairmanship of the Board of Directors, such that article 38 of the Bylaws will read as follows:

“Article 38. Chairman and Secretary of the Board.

The Board of Directors shall designate, from amongst its members, a Chairman to chair the Board, and one or several Deputy Chairs. It shall also designate, from amongst its members, the Chair and Deputy Chair for the Committees referred to in section four below.

In the event of the Chairman’s absence or impossibility to chair, the chair duties shall be taken over by the deputy Chair. If there is more than one deputy Chair, the order of priority shall be that fixed by the Board of Directors when they were appointed and if this order was not established, by the oldest.

In the absence of a Deputy Chairman, the governing body shall be chaired by the Director designated for such purpose by the Board of Directors.

The Board of Directors shall designate a Secretary from amongst its members, unless it resolves to commend these duties to a non-Board-member. It may also designate a Deputy Secretary, who will stand in for the Secretary in the case of the Secretary’s absence or impossibility. Otherwise, the Board of Directors shall determine the substitute in each case.”

8.- To amend Article 45 of the Company Bylaws in order to eliminate the requirements for sitting on the Executive Committee, such that article 45 of the Bylaws will read as follows:

“Article 45. Creation and composition.

The Board of Directors, following a favourable vote of two-thirds of its members and the corresponding entry in the Mercantile Registry, can appoint an Executive Committee consisting of the directors it designates thereto. The Board shall decide on the timing, manner and number of its members to be renewed.

The Executive Committee shall be chaired by the Chairman, who shall be automatically be a member of the Committee, and in his/her defect or absence, by the Deputy Chair(s) of the Board of Directors sitting on the Committee, following the order established under Article 38 of these Bylaws, and otherwise by the member of the Executive Committee that the Committee determines. The Board of Directors shall designate a Secretary, who may be a non-Board member. In his/her absence or defect, he/she shall be substituted by the person designated by those attending the session.”

9.- The preceding amendments to the Bylaws must first obtain such authorisation as may be demandable under prevailing laws and/or regulations. The Board of Directors is expressly delegated the broadest most efficient powers possible at law to obtain said authorisations and/or any others that may be required to implement and effect the preceding resolutions. Said powers may be passed on totally or in part to the Board’s Executive Committee or any of the Board members.

Fifth resolution.-

ONE.- In compliance with the provisions of new article 113 of the Law on Securities Markets, introduced by Spanish Law 26/2003, 17th July, to approve the specific regulations for the BBVA General Shareholders Meeting (GSM) in the terms of the following text:

REGULATIONS OF THE GENERAL SHAREHOLDERS MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

ARTICLE 1. GENERAL SHAREHOLDERS MEETING

The General Shareholders Meeting (GSM) is the sovereign body of the Company and its resolutions are binding on all shareholders.

ARTICLE 2. TYPES OF GENERAL SHAREHOLDERS MEETINGS (GSMS)

GSMs may be ordinary or extraordinary.

The Ordinary General Shareholders Meeting must necessarily meet within the first six months of each year. It will review corporate management, approve the accounts for the previous year, should it see fit, resolve on the application of profits and on any other business included on the agenda. It may do only do so when the number of shareholders and the capital required in each case by law or by its bylaws are present or duly represented. Any other GSMs held by the company shall be considered Extraordinary General Shareholders Meetings.

ARTICLE 3. GSM POWERS

In accordance with the Law and the Corporate Bylaws, the GSM is empowered to:

i)	Amend the Corporate Bylaws and confirm and rectify the interpretation of said Bylaws by the Board of Directors.

ii)	Determine the number of Directorships on the Board of Directors; appoint and dismiss its members, and ratify and revoke the Board’s provisional appointments of members.

iii)	Increase or reduce the share capital. Where it sees fit, the GSM will confer authority to the Board of Directors powers to establish the date(s) of said increase/decrease, within a maximum period, and in accordance with the Spanish Companies Act. It shall specify who may make use of the authority, in full or in part, or abstain from so doing, in light of conditions in the market and the company, and of any event or fact of corporate or financial importance that may make such decision advisable. The Board shall inform the first GSM held after the deadline for increasing/reducing capital of what it has done.

iv)	Confer authority upon the Board of Directors to increase share capital in accordance with article 153.1b) of the Spanish Companies Act. When the GSM confers said authority, it may also empower the Board to exclude preferential subscription rights in share issues covered by the authority, under the terms and requirements established by Law.

v)	Empower the Board of Directors to amend the nominal value of shares representing the corporate capital, re-wording article 5 of the Corporate Bylaws.

vi)	Issue obligations, bonds or other analogous securities. These may be simple, mortgage-based, convertible or exchangeable, at fixed or variable interest rates, subscribable in cash or kind, or subject to any other condition regarding their return or bundling, modality or characteristic. It may also confer authority on the Board of Directors to make said issuances. When convertible bonds are to be issued, the GSM shall approve the bases and modalities of conversion and the increase of share capital to the amount required to effect such conversion, in accordance with article 292 of the Spanish Companies Act.

vii)	Examine and approve the Annual Accounts, the proposed application of profits and the Consolidated Accounts, where applicable, and review the corporate management of each corresponding year.

viii)	Appoint Auditors for the Accounts.

ix)	Transform, merge, split or wind up the Company.

x)	Resolve on any matter submitted to it by the Board of Directors which, when it deems there to be relevant circumstances or events affecting company, its shareholders or governing bodies, will be obliged to call a GSM as soon as possible to deliberate and decide on any of the specific resolutions included in this article that may be proposed to it. It is always obligatory to call the GSM when exceptional or extraordinary circumstances arise.

xi)	Pronounce on any other matter reserved to the GSM by law or under the Bylaws.

ARTICLE 4. NOTICE OF MEETING

The GSM shall be convened at the initiative of and according to an agenda determined by the Board of Directors. The Board must necessarily convene a GSM when so requested by shareholders representing a minimum of five percent of the share capital. Should the Board of Directors convene the GSM to be held within the following thirty days as of the date on which required to do so by notarised document, it shall make this circumstance known in the notice convening it, which shall cover the matters that said notarised document puts forward as grounds for holding the meeting.

ARTICLE 5. NOTICE OF MEETING

Ordinary and Extraordinary GSMs must be convened by notices published by the Board of Directors or its agents, in the Official Gazette of the Mercantile Registry and in one of the highest-readership daily newspapers in the province of its registered offices, at least fifteen days before the date established for the meeting, except in cases where a longer term of notice is established.

The notice shall state on which date the GSM is to meet at first summons and all the business it will deal with. It must contain all references stipulated under the Spanish Companies Act. It must also state the date on which the GSM will be held at second summons.

There must be at least twenty-four hours between the first and second summons.

The notice of meeting for the GSM shall state the shareholders’ right, as of the date of its publication, to immediately obtain at the registered offices, free of charge, any proposed resolutions, reports and other documents required by Law and by the Bylaws.

It shall also include necessary data regarding shareholder information services, indicating telephone numbers, email addresses, offices and opening hours.

Documents relating to the GSM shall be hung on the Corporate Website, with information on the agenda, the proposals from the Board of Directors, and any relevant information shareholders may need to issue their vote.

Where applicable, information shall be provided on systems for following the GSM from a remote location employing proper means of transmission, when so established. Information on anything else considered useful or convenient for the shareholders for such purposes shall be included.

ARTICLE 6. SHAREHOLDERS RIGHT TO INFORMATION PRIOR TO THE GSM

Until the seventh day before the date of the GSM, Shareholders may apply to the directors for information or clarification, or formulate written questions regarding matters covered in the agenda and information available to the public that the Company may have furnished to the Comisión Nacional del Mercado de Valores (CNMV – the National Securities Market Committee) since the last GSM was held. Once said period has expired, the Shareholders have the right to request information, clarifications or ask questions during the GSM in the manner established under Article 18 of these Regulations.

The information requested under this Article shall be provided to applicants in writing, before the GSM is to be held, through the Shareholders Helpdesk, except in the following cases:

(i)	Should the request fail to comply with the requirements regarding timing and scope determined by Law and in these Regulations.

(ii)	Should the Chairman deem that making public the data requested by shareholders representing at least 25% of the share capital could damage the company’s best interests.

(iii)	Should the applicant have proceeded in clear abuse of law.

(iv)	Should provisions of law or of the Bylaws or court or government rulings so establish.

The right to information may be exercised through the Corporate Website, which shall publish what lines of communication are open between the company and its shareholders. In particular, it shall provide explanations pertinent to the exercise of the shareholders’ right to information. It shall indicate the postal and email addresses to which shareholders may submit their requests and queries.

ARTICLE 7. RIGHT OF ATTENDANCE

The GSMs may be attended by anyone owning the minimum number of shares established in the Bylaws, providing that, five days before the date on which the GSM is to be held, their ownership is recorded on the corresponding company ledgers and they retain at least this same number of shares until the GSM is actually held.

Holders of fewer shares may group together until achieving the required number, appointing a proxy.

Given its high number of shareholders, the Company shall issue a GSM form for access to the lieu of the GSM. The Bank shall furnish a badge to each shareholder entitled to attend the GSM who applies for one. The badge shall indicate the number of shares held by its bearer. Applications may be sent to the Shareholders Helpdesk (Oficina de Atención al Accionista), over the Website or be presented at any BBVA branch office.

The above notwithstanding, if holders of fewer shares than the Bylaws establish for entitlement to attend wish to attend, they may apply for an invitation to the GSM through the Shareholders Helpdesk, the Website or any BBVA branch. It will be facilitated to them, after taking due account of inevitable space constraints in the facilities where GSMs can be held and the very high number of shareholders in the Company.

The Board of Directors shall attend the GSM. Executives, Managers and Staff Officers of the Corporation and its associated undertakings may attend, as may anyone authorised by the GSM Chairman, without prejudice to the GSM’s right to revoke such authority.

Nonetheless, the GSM can be validly constituted even if the Board of Directors does not attend.

In order to accredit the shareholders and their proxies, persons entering the building where the GSM is to be held may be asked to prove their identity by presenting their National Identity Document or any other official document generally accepted for such purposes.

Organisations (juridical persons) shall act through their legal proxy. Said proxy must be duly accredited.

ARTICLE 8. DELEGATION OR EXERCISE OF VOTE BY MEANS OF REMOTE COMMUNICATION

In accordance with the Bylaws, shareholders may delegate or exercise their voting rights on proposals regarding Agenda items for any kind of GSM by post, e-mail or any other remote means of communication, provided the voter’s identity is duly guaranteed.

Shareholders issuing their vote remotely shall be deemed present when establishing the GSM quorum.

Once the notice of meeting has been published, shareholders wishing to vote by post may apply to the Company, through the Shareholders Helpdesk or any BBVA branch, requesting it issue the proper document, in their name, for postal voting. When completed in due time and according to instructions, this shall be sent by certified post to the Shareholders Helpdesk, against signed receipt, to be processed and counted. Information regarding the exercise of the vote by mail shall be published on the Company’s Website.

In order to process postal votes, the Shareholders Helpdesk must receive them more than 24 hours prior to the date on which the GSM is to be held at first summons. Any votes arriving after this date shall not be counted.

E-mail voting shall follow procedures the Company establishes in compliance with the Law and any regulations it may publish for such purpose, using technological media available at any time. Shareholders shall be provided with information on this over the Corporate Website.

ARTICLE 9. PROXIES AT THE GSM

Any shareholders entitled to attend may be represented at the GSM by another shareholder, using the proxy form established by the Company for any GSM. This information will be displayed on the name-badge. A single shareholder may not be represented at the GSM by more than one proxy.

Proxies to vote remotely shall be conferred authority in writing or by remote means of communication in compliance with the requirements of article 105 in the Spanish Companies Act, and other applicable legislation. Rights of proxy shall be specific to each GSM.

Representation shall always be revocable. Should the shareholder represented attend the GSM, his/her proxy shall be deemed null and void.

ARTICLE 10. FORM OF PROXY

The form of proxy must always comply with the Spanish Companies Act and other applicable provisions.

The form of proxy must contain or be attached to the agenda, and include request for voting instructions indicating the general way in which the proxy shall vote should no precise instructions be given.

When the directors send out a form of proxy, the voting rights corresponding to the shares represented shall be exercised by the Chairman of the GSM, unless otherwise indicated in the form. Shareholders giving no specific voting instructions will be deemed to vote in favour of the proposals presented by the Board of Directors at each GSM.

Should the directors or others send out a form of proxy, the director granted said proxy may not exercise the voting rights corresponding to the shares represented, on agenda items that may lead to a conflict of interests, and in no event may the representative vote regarding the following resolutions:

•	Their appointment or ratification in a directorship.

•	Their dismissal, severance or resignation from a directorship.

•	Legal proceedings against the representative by the company.

•	Approval or ratification, where applicable, of company operations with the director in question, companies said director may control or represent or persons acting to his/her account.

In these cases, another director or a third party may be designated as representative who is not affected by the conflict of interests.

The authority conferred may also cover items that the GSM deals with that were not included on the agenda in the notice of meeting. In such event, the provisions of the previous paragraph shall also apply.

Forms of proxy may also be sent out by e-mail in compliance with the prevailing regulations at any time.

ARTICLE 11. PLACE AND PROCEDURES

GSMs shall be held in the place where the Company offices are registered, in the place and on the day established in the notice of meeting. Its sessions may be extended over one or more consecutive days at the behest of the Board of Directors or of shareholders representing at least one quarter of the capital present at the GSM.

In the event of force majeure, the Board of Directors may decide to hold the GSM somewhere else at the same location, provided it informs shareholders of this with due publicity.

This information requirement will be satisfied with the publication of an announcement in a national newpaper and on the Company Website, and by posting announcements in the place initially established for holding the GSM.

In the event of force majeure, the Board of Directors may decide to transfer the GSM elsewhere within the same locality, after it has commenced.

The meeting may be held in separate rooms provided there is audiovisual equipment to permit the unity of the event through real-time interactivity and intercommunication between the rooms. The right of all shareholders attending to take part in the GSM and their entitlement to exercise the voting rights must be duly guaranteed.

ARTICLE 12. TEMPORARY SUSPENSION

Exceptionally, should an event occur that materially alters the proper order of the GSM, or should other extraordinary circumstances arise preventing it from unfolding normally, the GSM Chairman may agree to suspend it for such time as is needed to re-establish suitable conditions. Should the extraordinary circumstances persist, a proposal will be made to re-adjourn the GSM the next day in compliance with the previous article.

ARTICLE 13. SECURITY

The GSMs shall be held in such fashion as to guarantee the shareholders’ participation and exercise of political rights. The Company shall take such measures as deemed necessary to enforce proper order in conducting the GSM.

When each GSM is to be held, proper means of surveillance, protection and law enforcement shall be established. These will include such entrance control and identification systems as may be deemed suitable at any time in view of the circumstances under which the sessions are held.

ARTICLE 14. QUORUM

Ordinary and Extraordinary GSMs shall be validly constituted with the minimum quorum, between shareholders present and represented, required by the Corporate Bylaws and prevailing law at any time, according to the nature of the different business included on the Agenda.

Should the capital necessary not be present or represented at first summons, the GSM shall be held at second summons.

ARTICLE 15. GSM CHAIRING COMMITEE

Having accredited sufficient quorum, the Chairing Committee will be constituted. It will comprise the Chairman and Secretary of the GSM, who will be empowered to enforce application of these Regulations and interpret them throughout the sessions, in accordance with their spirit and aims.

ARTICLE 16. GSM CHAIRMAN AND SECRETARY

The Chairman of the GSM shall be Chairman of the Board of Directors. When there is no such or he/she is absent, the GSM shall be chaired by the Deputy Chairman. Should there be various Deputy Chairs, the order established by the Board of Directors on appointment shall be followed. Otherwise, seniority will prevail. Should the above not be possible, the GSM will be chaired by the Director appointed for such purposes by the Board of Directors.

The Secretary of the Board shall act as Secretary of the GSM. If no such exists or he/she is absent, the Deputy Secretary will play this role. Should neither post exist or be present, the Secretary of the GSM will be the person the Board of Directors appoints to stand in for them.

The Chairman of the GSM shall declare whether or not the requirements for a valid GSM are met and clarify queries, requests for clarification or complaints that may arise regarding the list of participants, proxies and representations. The Chairman shall also examine, accept or reject new proposals regarding matters on the agenda, direct deliberations, systematising, ordering, limiting and cutting short speakers. In general, the Chairman is empowered to do everything necessary to best organise and run the GSM. This includes resolving any incidents that may arise.

ARTICLE 17. LIST OF PARTICIPANTS

A list shall then be drawn up of the shareholders at the GSM. The meeting shall be informed of the total number of shareholders attending the GSM with voting rights, the number of shareholders present and the number represented and the number of shares and percentage of the share capital present and represented.

The list of those attending, which shall be attached to the minutes, shall be drawn up with a computer file or media. The sealed cover of the software or hard file shall be duly identified and certified by the Secretary with the written approval of the Chairman.

Should shareholders and proxies arrive after the time established for the GSM to commence, once the procedures for GSM badges and proxies have terminated, they may follow the proceedings, either in the meeting room or in a side room. However they will not be included on the official list of those attending or eligible to vote.

Once the quorum is accredited, the Chairman shall declare the GSM validly constituted at first or second summons, as applicable.

ARTICLE 18. CONDUCTING THE GSM

The proposed resolutions filed by the Board of Directors shall then be read out, unless the GSM deems this unnecessary.

Should the GSM be held in the presence of a Notary Public, the Secretary shall give the Notary the corresponding proposed resolutions so that they are properly set down in the minutes.

After the corporate speakers address the meeting in the order established by the Chair, the floor will be opened to the shareholders to ask their questions, request information or clarification regarding agenda items or formulate proposals in the terms established by the Spanish Companies Act.

Shareholders wishing to speak shall identify themselves, indicating their forename, surname and number of shares held or represented. Should they wish their words to be included in or annexed to the minutes of the GSM, they must deliver them in writing and duly signed to the Secretary of the GSM or the Notary, as applicable, prior to taking the floor.

The floor will be opened in the fashion established by the Chairman who, in view of circumstances, may determine the amount of time to be allotted to each speaker. The Chairman shall try to ensure that the same time is allotted to each. However, the Chairing Committee may:

i)	Extend the time initially allotted to each shareholder to speak, when the shareholder’s intervention so merits.

ii)	Request speakers to clarify or expand on questions they have brought up that it does not deem to have been sufficiently explained, in order to clearly discern the content and subject-matter of their proposals or statements.

iii)	Call speakers to order when they over-run time, or when the proper conduct of the GSM may be jeopardised. It may also withdraw their right to the floor.

Once the shareholders have had their say, they will be given answers. The information or clarification requested shall be given by the Chairman or, where applicable and at the Chairman’s behest, by the President and Chief Operating Officer, another Director or any other employee or expert in the matter. Should it not be possible to satisfy the shareholders’ right at the time, the information shall be facilitated in writing within seven days after the GSM has finished.

Directors are obliged to provide the information requested in the terms expressed above, except in cases established under Article 6 of these Regulations.

The above notwithstanding, the Chair, in pursuit of its duties, may order the GSM to be run in the fashion it considers most proper. The Chair may modify the established protocol as demanded by timing and organisational needs arising at any time.

ARTICLE 19. VOTING ON THE PROPOSED RESOLUTIONS

The meeting shall vote on the proposed resolutions for matters included on the Agenda, following the indications of the Chairing Committee.

Should any other matter be brought up during the GSM that does not legally have to be included on agenda and that must be voted, the meeting shall proceed in the same fashion.

To facilitate the voting process, the Chairing Committee shall ask any shareholders wishing their abstention, vote against or opposition to the resolutions to be recorded, to declare this to the persons appointed by the Chairing Committee for such purpose, indicating the procedures they must follow.

Should the minutes be notarised, the above-mentioned declarations shall be made before the Notary.

In principle and although other systems may be used to count votes, the procedure given below shall be followed:

The system of negative subtraction shall be used to counts votes on proposed resolutions related to Agenda items: All shares present or represented shall be deemed in favour of the motion, after subtracting votes corresponding to shares whose holders or proxies declare themselves to be voting against it or abstaining.

When voting on proposed resolutions not included on the agenda, the positive subtraction method shall be followed. For such purposes, all shares present or represented shall be deemed to vote against the motion, after subtracting votes corresponding to shares whose holders or proxies declare themselves to be voting for it or abstaining.

ARTICLE 20. ADOPTING RESOLUTIONS

The resolutions shall be adopted with the majorities required under the Spanish Companies Act and the Corporate Bylaws.

Shareholders attending the GSM shall have one vote for each share held or represented, whether paid up or not. However, shareholders who have not paid the amount due on any call shall not be entitled to vote. This limitation shall only refer to the shares called but not paid up, or shares without voting rights.

To determine the outcome, votes emitted in the GSM minutes by shareholders and proxies shall be counted along with those emitted by proxy as a consequence of a public request for proxies under the terms of said proxy, and those emitted by post or email or any other remote means of communication complying with the requirements.

The Chair shall inform the shareholders whether or not the resolutions proposed to the GSM have been approved when it has proof that there were sufficient votes to reach the majorities required for each resolution.

ARTICLE 21. CLOSURE

Once the outcome of the votes has been announced, the Chairman of the GSM may deem the event to have concluded, adjourning the session.

ARTICLE 22. MINUTES

The Board of Directors may resolve the appointment of a Notary Public to take minutes for the session. The notarised minutes will be considered the official minutes of the GSM without requiring approval by the meeting.

Otherwise, the Secretary of the GSM shall take the minutes, which will be recorded in the Book of Summary Proceedings, which may be approved by the GSM at the end of the meeting or else within 15 days by the Chairman of the GSM and two Meeting Officers proposed by the GSM Panel, one representing the majority and the other the minority. The minutes shall be signed by the Secretary with the approval of the Chairman.

ARTICLE 23. PUBLICISING THE RESOLUTIONS

Eligible resolutions may be lodged at the Mercantile Registry, without detriment to any applicable legal provisions regarding the publicising of corporate resolutions, on the date on which the GSM is held or the working day immediately after said date. However, the Company shall also disclose the wording of resolutions passed to the CNMV, reporting them as significant events. The resolutions shall also be accessible on the Corporate Website.

ARTICLE 24. SHAREHOLDERS HELPDESK

In order to facilitate communication with the shareholders and thus the proper conduct of the GSMs, the Bank’s Board of Directors shall maintain a permanent Shareholder Helpdesk to channel requests for information, clarification or queries and their answers, according to the terms of these Regulations. It shall also deal with questions shareholders put to the Bank in relation to their shareholding.

ARTICLE 25. PUBLICITY

The Board of Directors shall adopt necessary measures to ensure the dissemination of these regulations amongst its shareholders, once approved by the GSM, by disclosing its content to the CNMV, lodging it with the Mercantile Registry and publishing it on the Corporate Website.

ARTICLE 26. INTERPRETATION AND AMENDMENT

These Regulations complete and develop the provisions of the Corporate Bylaws concerning the GSM. The Board of Directors shall interpret them in consonance with said Bylaws and prevailing legal provisions at any time.

The Board of Directors may propose amendments in these Regulations to the GSM when it deems this necessary or in the company’s best interest.

ARTICLE 27. APPROVAL AND TERM

These Regulations shall come into force once approved by the Company’s GSM, disclosed to the CNMV and lodged at the Mercantile Registry.

TWO.- To inform the GSM that the Bank’s Board of Directors, at its meeting of 3rd February 2004, approved its Regulations on the Internal Regime and Operating Rules for the Board, in the terms established under new article 115 of the Law of Securities Markets, introduced by Law 26/2003, 17th July.

Sixth resolution.-

To resolve to authorise the Board of Directors, which may in turn authorise the Executive Committee with express powers of substitution, to request the listing or de-listing of Banco Bilbao Vizcaya Argentaria, S.A. shares in circulation at any time, before the competent bodies of such Securities Exchanges abroad that it may deem advisable, carrying out the processes and actions and presenting such documents as may be necessary to the competent bodies of the Securities Exchanges abroad on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed or on which the Bank wishes them to be listed or de-listed. To authorise the Board of Directors, which may in turn authorise the Executive Committee with express powers of substitution, whenever the Board resolves to execute this resolution, to make the corresponding requests, draw up and present all pertinent documents under the terms deemed advisable and carry out any actions that may be needed to such end.

Likewise, to authorise the Board of Directors, in compliance with article 141 of the Spanish Companies Law (Ley de Sociedades Anónimas), to pass on to the Executive Committee the powers delegated to it by the Shareholders Meeting regarding the earlier resolutions, with express authority for substitution by the Chairman of the Board, the COO or any other Director or proxy of the Bank.

Seventh resolution.-

1.- Repealing the resolution adopted by the GSM, 1st March 2003 under Agenda Item Six, insofar as it has not been exercised, to authorise the Bank to, directly or via any of its subsidiaries, and during a maximum period of eighteen months as of the date of this present Ordinary General Shareholders Meeting to purchase at any time and on as many occasions as it considers appropriate, Banco Bilbao Vizcaya Argentaria, S.A. shares, by any means permitted by law, including charging them to the year’s profits and/or unrestricted reserves, as well as to dispose of them or redeem them at a later date, all in accordance with Article 2003 and others of the Spanish Companies Act (Ley de Sociedades Anónimas).

2.- To approve the limits or requirements of these acquisitions, which shall be as follows:

•	That the nominal of the shares purchased, added to those already in possession of the Bank and its subsidiaries will not exceed, at any time, five per cent of the Banco Bilbao Vizcaya Argentaria, S.A. share capital, at all times respecting the limitations established for the acquisition of treasury stock by the regulatory authorities governing the Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. securities are listed.

•	To provision an undisposable reserve under the Liabilities on the Bank’s Balance Sheet, equivalent to the sum of the treasury stock calculated under Assets. This reserve must be maintained until the shares are sold or redeemed.

•	That the stock purchased must be fully paid up.

•	That the purchase price will not be inferior to the nominal price nor exceed 20% of the listed price or any other price associated to the stock on the date of purchase or, in the case of derivatives, on the date of the call contract. Operations to purchase treasury stock will respect the standards and customs of Securities Markets.

3.- To authorise expressly that shares purchased by the Bank or any of its subsidiaries in use of this authorisation may be earmarked, in whole or in part, to workers, employees or directors of the Bank when an acknowledged right exists, either directly or as a result of exercising the option rights of holders, as established in the final paragraph of Article 75, Section 1, of the Spanish Companies Act.

4.- To reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and for the amount which is appropriate or necessary at any time, to the maximum number of own shares existing at any time.

5.- Authorise the Board, in accordance with Article 30 c) of the Company Bylaws, to implement the above resolution to reduce share capital, either all at once or on several occasions and within the maximum period of eighteen months from the date of this General Meeting, undertaking such procedures, processes and authorisations as necessary or as required by the Spanish Companies Act (Ley de Sociedades Anónimas) and other applicable provisions. Specifically, the Board is delegated, within the time and limits established for the aforementioned execution, to establish the date(s) of each capital reduction, its/their timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and corporate evolution and any other factor relevant to the decision; specifying the amount of the capital reduction; determining the destination of the sum of the reduction, either to restricted or unrestricted reserves, providing the necessary guarantees and complying with legally established requirements; adapting Article 5 of the Corporate Bylaws to reflect the new figure for share capital; request the de-listings of the redeemed stock and, in general, adopt such agreements as necessary in order to be able to able to redeem or reduce capital as resolved, designating the people empowered to formalise these actions.

Eighth resolution.-

To re-elect Deloitte & Touche España, S.L. as Auditors for the Accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its Consolidated Financial BBVA Group. The firm of Deloitte & Touche España, S.L. is domiciled in Madrid, at Calle Raimundo Fernández Villaverde, nº 65 and its tax code is C.I.F. B-79104469, number S0692 on the Official Registry of Auditors of Accounts in Spain, and lodged at the Madrid Mercantile Registry under tome 13,650, folio 188, section 8, sheet M-54414.

Ninth resolution.-

In compliance with article 36 of the Company Bylaws, to re-elect as members of the Board of Directors, for a five-year term, the current Directors: Mr. Enrique Medina Fernández, Spanish national of full age, married and domiciled at Paseo de la Castellana nº 81, Madrid, with Spanish Tax I.D. nº 15.706.476 and Mr. Richard C. Breeden, American national of full age, married and domiciled at Paseo de la Castellana nº 81, Madrid, with USA passport nº 159108704 and Mr. José Maldonado Ramos, Spanish national of full age, married and domiciled at Paseo de la Castellana nº 81, Madrid, with Spanish Tax I.D. nº 1.381.560 L.

To appoint as Members of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for a five-year term: Mr. José Antonio Fernández Rivero, Spanish national of full age, married and domiciled at Paseo de la Castellana, nº 81, Madrid, with Spanish Tax I.D. 10.776.014 P; and Mr. Carlos Loring Martínez de Irujo, Spanish national of full age, married and domiciled at Paseo de la Castellana, nº 81, Madrid, with Spanish Tax I.D. 1.357.930 X.

Consequently and pursuant to Article 34 of the Company Bylaws, to determine that there be sixteen directorships.

Tenth resolution.-

After complying, where applicable, with legally established requirements and procedures, to transfer to a special fund unrestricted reserves of Banco Bilbao Vizcaya Argentaria, S.A. to the amount authorised by the Bank of Spain, to cover costs ensuing from cases of early retirement during 2004. This transfer shall be made in compliance with any authorisation from the Bank of Spain, in due time, to charge the costs deriving herefrom against said unrestricted reserves.

Provided it is acceptable under the above-mentioned Bank of Spain authorisation, all anticipated taxes ensuing on the constitution of the above-mentioned fund shall be entered on the accounts simultaneously with the fund, posting them to reserves.

Once the plan has been approved and authorised, the authorised fund must be used exclusively for early retirements or pre-retirements effectively formalised during 2004. It may not properly be used for pension contingencies other than those mentioned.

Eleventh resolution.-

To confer on the Board of Directors, with express powers of substitution by the Executive Committee or the Director(s) it deems pertinent, the broadest authority at law necessary for the fullest execution of the resolutions adopted by this General Shareholders Meeting. The Board or its substitute may establish, complete, develop and amend the resolutions adopted by this GSM carrying out such processes as may be necessary with the body governing the register of OTC book entries, Bank of Spain, the Directorate General of the Treasury and Financial Policy, the CNMV (Spanish Securities Market Commission) and any other public or private organisations. To such effects, they may (i) establish, complete, develop, amend, correct omissions and adapt said resolutions in accordance with the verbal or written recommendation of the Mercantile Registry and any other authorities, government officers or competent institutions; (ii) to draw up and publish the announcements required by law; (iii) to grant any public or private documents deems necessary or advisable and (iv) to take such steps as necessary or advisable to put the resolutions into effect, and in particular, to have them lodged with the Mercantile Registry or other registries where they should be entered.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February, 28th 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.